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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                                                 Commission File
                                                                Number (1-10113)

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [] Form 10-Q
              [ ] Form N-SAR

         For Period Ended: December 31, 1999

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transaction Period Ended:_______________________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant HALSEY DRUG CO., INC.
Former Name if Applicable


Address of Principal Executive Office (Street and Number)

695 No. Perryville Road
_________________________________________

City, State and Zip Code

Rockford , Illinois 61107
_________________________________________
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]               (a)      The reasons described in reasonable detail in Part
                  III of this form could not be eliminated without unreasonable effort or expense;

[X]               (b)      The subject annual report or semi-annual report,
                  transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]               (c)      The accountant's statement or other exhibit required
                  by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         On March 29, 2000, the Company completed a certain Product Purchase Agreement and a Loan Agreement (the "Agreement") with Watson Pharmaceuticals, Inc. ("Watson"). The Product Purchase Agreement provided for the Company's sale to Watson of its rights and title to a pending Abbreviated New Drug Application for a product filed with the U.S. Food and Drug Administration for $13.5 million. At the same time, the Company executed various supply agreements that provide for the Company's supply of the active ingredient and finished dosage of the product to Watson. Additionally, in a related transaction, Watson agreed to provide the Company with a $17.5 million term loan to facilitate the completion of certain facility improvements to enable the Company to satisfy its obligations under the supply agreements and for other general corporate purposes, including, without limitation, working capital.

         The Company disclosed the execution of the various agreements with Watson pursuant to a Press Release dated March 30, 2000 and will file a Current Report on Form 8-K with the Securities and Exchange Commission on or before April 13, 2000.

         In addition, on March 22, 2000, the Company completed a certain Lease Termination Agreement with its landlord for the Company's Brooklyn, New York manufacturing facility. Under the terms of the Lease Termination and Settlement Agreement, the Company is required to pay a termination payment of $1,150,000, pay rent through August 31, 2000, and provide for $200,000 in plant repair expenses. In exchange, the Company is permitted to cancel the lease term on or after August 31, 2000, which lease term would have otherwise continued until

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December 31, 2005. As part of the early termination of the Company's Brooklyn,
New York leased facility, the Company will be ceasing operations at such site and will take a one time charge against earnings of approximately $3,220,000. This one time charge will be included in the Company's results for the fourth quarter of 1999 when filed with the Company's Form 10-K for the year ended December 31, 1999.

         The Company disclosed the execution of the Lease Termination and Settlement Agreement pursuant to a Press Release dated March 22, 2000 as well as in the filing of a Current Report on Form 8-K with the Securities and Exchange Commission on March 24, 2000.

         Prior to the execution of the agreements with Watson, the Company lacked sufficient working capital and sources of financing necessary to satisfy its current liabilities, including trade payables and accounts payable to its outside professionals, including its independent certified public accountants. Following the consummation of the Agreement, the Company has been able to satisfy a substantial portion of its outstanding liabilities and accounts payable, including making arrangements for the satisfaction of fees and expenses owed to its independent certified public accountants.

         As a result of the negotiation and closing of the agreements with Watson and the Brooklyn Lease Termination and Settlement Agreement through February and March, 2000, the Company was unable to timely close its books for the fiscal year ended December 31, 1999. As a result, the Company was unable to engage its independent auditors to complete their audit for fiscal 1999 in order to permit the filing of the Company's 10-K by March 30, 2000. The Company's books have recently been closed and the Company's independent auditors are in the process of finalizing their audit. As indicated above, it is Management's belief that the Form 10-K for the fiscal year ended December 31, 1999 will be filed on or before the 15th calendar day following its prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Peter Clemens, Chief Financial Officer         (815)        399-2060
                  (Name)                                     (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, please identify report(s).

                                 [X] Yes No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes No [X ]

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                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              HALSEY DRUG CO., INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 30, 2000               By: /S/ PETER CLEMENS
                                        ---------------------------------------
                                            Peter Clemens, Vice President
                                            and Chief Financial Officer


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